Silverado Gold Mines Ltd.

Suite 1820, 1111 West Georgia Street
Vancouver, British Columbia V6E 4M3
(604) 689-1535 (800) 665-4646
Fax: (604) 682-3519

December 23, 2009

Norman Gholson
Attorney Advisor, Division of Corporation Finance
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549-7010

Re: Silverado Gold Mines Ltd., File No. 001-12132

Dear Mr. Gholson:

Thank you for your correspondence dated December 14, 2009. Below please find the responses of Silverado Gold Mines Ltd. (the "Company") to the comments contained therein.

SEC Comment No. 1

Form 8-K Filed May 12, 2009

Unregistered Sales of Equity Securities

Regulation S

1. You disclose that on May 6, 2009, you completed a sale and issuance of shares pursuant to the Equity Line Agreement, under Rule 903 of Regulation S. We also note your statement that "The investor represented to the Registrant that the investor was not a U.S. person, as defined in Regulation S, and was not acquiring the securities for the account or benefit of a U.S. person." However, the address stated for the investor on pages 18 to 19 of the Equity Line Agreement, filed as Exhibit 99.1, is a U.S. address. Furthermore, reference to page 22 suggests that the Equity Line Agreement appears to have been executed by the investor in the United States.

   Please explain to us in necessary detail the basis for your belief that the sale of the securities to the investor was consistent with Regulation S. Also, please advise us whether the investor was acquiring the securities for the account or benefit of a U.S. person. We may have further comments after reviewing your response.

Company Response to SEC Comment No. 1

1. The Company completed the sales of securities to Ashborne Finance Ltd. ("Ashborne") under the Equity Line Agreement in reliance on Rule 903 of Regulation S of the Securities Act.

E-Mail: pr@silverado.com
Internet: www.silverado.com

Rule 903(a) provides that an offer or sale of securities by the Company shall be deemed to occur outside the United States within the meaning of Rule 901 if: "(1) The offer or sale is made in an offshore transaction; (2) No directed selling efforts are made in the United States by the issuer, a distributor, any of their respective affiliates, or any person acting on behalf of any of the foregoing; and (3) The conditions of paragraph (b) of this section, as applicable, are satisfied.

The Company believes it satisfied Rule 903(a) because:

- The offer and sale to Ashborne were made in an offshore transaction, as such term is defined in Rule 902(h), because the offer was not made to a person in the United States and, at the time of the offer and sale, the Company reasonably believed that Ashborne was outside the United States.

  At the time of sale, the Company obtained from Ashborne executed Regulation S Certifications, a copy of which is attached hereto as Exhibit A (the "Ashborne Certifications"), which certify that, among other things, Ashborne was not in the United States at the time of the offer or sale by the Company. The Company is aware that the Ashborne Certifications were executed by Mr. Yosef Y. Manela, an individual in the United States, but was assured at the time that Mr. Manela was acting merely as the agent for Ashborne in executing the document. The Company subsequently asked for, and received, an e-mail from Mr. Manela, a copy of which is attached hereto as Exhibit B, which confirms that Mr. Manela is only acting as an agent for Ashborne and has never been affiliated with Ashborne as an officer, director, owner, or shareholder. Further, the Company stock certificates issued to Ashborne under the Agreement, copies of which are attached hereto as Exhibit C (collectively, the "Certificates"), were all addressed and sent to Ashborne's address in Switzerland. For the following reasons, the Company believes that the offer and sale to Ashborne under the Equity Line Agreement were made in an offshore transaction.

- No directed selling efforts, as such term is defined in Rule 902(c), were made in the United States.

  The Company hereby represents that, to its knowledge, no activities were undertaken by the Company, a distributor, any of their respective affiliates, or any person acting on behalf of the foregoing, for the purpose of, or that could have reasonably been expected to have had the effect of, conditioning the market in the United States for any of the securities offered and sold to Ashborne under the Equity Line Agreement.

- The conditions of both paragraphs (b)(2) and (b)(3) were satisfied (even though the conditions of only one paragraph was required to have been satisfied).

  Paragraph (b)(2)

  Paragraph (b)(2) requires that (i) offering restrictions, as such term is defined in Rule 902(g), be implemented, (ii) the offer or sale not be made to, or for the account or benefit of, a U.S. person, and (iii) certain individuals provide a required confirmation or other notice to the purchaser.

The Company hereby represents that offering restrictions (to the extent applicable under Rule 902(g)) were implemented because all offering materials and documents collectively contained the statements required by Rule 902(g)(2). Further, the Ashborne Certifications certify that the offer and sale were not made to, or for the account or benefit of, a U.S. person. Finally, the Company was informed that the person who received a selling commission from the sale to Ashborne sent the required confirmation or other notice to Ashborne. For the foregoing reasons, the Company believes the conditions of paragraph (b)(2) were satisfied.

Paragraph (b)(3)

The relevant portions of paragraph (b)(3) require that (i) offering restrictions, as such term is defined in Rule 902(g), be implemented, (ii) the offer or sale of the securities not be made to, or for the account or benefit of, a U.S. person, (iii) certain individuals provide a required confirmation or other notice to the purchaser, (iv) the purchaser make the certification and agreement set forth in paragraphs (b)(3)(iii)(B)(1) and (2), respectively, and that the issuer of the securities be contractually bound by the restrictions set forth in paragraph (b)(3)(iii)(B)(4) (collectively, the "Required Statements"), and (v) that the securities sold contain a legend setting forth the statements in paragraph (b)(3)(iii)(B)(3).

As discussed above, offering restrictions were implemented by the Company, the Company is informed that the required confirmation or other notice was sent, and the Company relied on the Ashborne Certifications to certify that the offer and sale were not made to, or for the account or benefit of, a U.S. person. The Ashborne Certifications also contain all of the Required Statements, and the Certificates bear the mandated legends. For the foregoing reasons, the Company believes the conditions of paragraph (b)(3) were also satisfied.

The Company thus believes that the sale of the securities to Ashborne was consistent with the provisions of Regulation S, and the Company believes that it has reasonably relied upon the Ashborne Certifications which certify that Ashborne was not acquiring the securities for the account or benefit of a U.S. person.

SEC Comment No. 2

Form 10-Q for the Fiscal Quarter Ended May 31, 2009

Unregistered Sales of Equity Securities and Use of Proceeds, page 37

2. Explain to us why you do not disclose in this section the unregistered sale on May 6, 2009, pursuant to the Equity Line Agreement. Please revise the disclosure to provide all of the information required by Part II, Item 2 of Form 10-Q and Item 701 of Regulation S-K. For example, as to all unregistered sales of equity securities during the period covered by the report, disclose the dates of sales; the title and amount of securities sold; the name of principal underwriters, if any; the persons to whom the securities were sold;

the consideration received; the exemptions from registration claimed; and the factual basis for the exemptions. We may have further comments after reviewing your response.

Company Response to SEC Comment No. 2

2. The Company disclosed the unregistered sale of May 6, 2009 in a Current Report on Form 8-K, filed on May 12, 2009 (the "May 12 Form 8-K"), and in such disclosure the Company believes that it has furnished all of the information requested in SEC Comment No. 2.

Part II, Item 2 of Form 10-Q provides that "If the Item 701 information previously has been included in a Current Report on Form 8-K (17 CFR 249.308), however, it need not be furnished" in Part II, Item 2 of Form 10-Q.

Since the Company disclosed the unregistered sale of May 6, 2009 and the Item 701 information relating to same in the May 12 Form 8-K, the Company excluded such information from its Form 10-Q for the quarterly period ended May 31, 2009 (filed July 15, 2009), as permitted by the provision set forth in the preceding paragraph.

On that basis, the Company would respectfully submit that no revisions or amendments to the Company's Form 10-Q for the quarterly period ended May 31, 2009 should be necessary under the applicable rules.

SEC Comment No. 3

Form 8-K filed October 6, 2009

Unregistered Sales of Equity Securities

Regulation S

3. You disclose that on June 16, 2009, you completed a sale and issuance of shares pursuant to the Equity Line Agreement, under Rule 903 of Regulation S.

Please explain to us in necessary detail the basis for your belief that the sale of the securities to the investor was consistent with Regulation S. Also, please advise us whether the investor was acquiring the securities for the account or benefit of a U.S. person. We may have further comments after reviewing your response.

Company Response to SEC Comment No. 3

3. The Company hereby incorporates by reference Company Response to SEC Comment No. 1, set forth above.

The Company completed the June 16, 2009 sale and issuance of shares to Ashborne once again in reliance on Rule 903 of Regulation S. The circumstances of the issuance and sale of these additional shares were identical to those surrounding the issuance and sale of the original shares to Ashborne, as detailed above. The Company again relied on the Ashborne Certifications, which were applicable to all securities issued under the Equity Line Agreement

(including this second and final tranche), and issued and sent a new stock certificate to Ashborne's address in Switzerland, a copy of which is attached hereto as Exhibit D.

Based on the foregoing, the Company believes that the June 16, 2009 sale of securities to Ashborne was consistent with the provisions of Regulation S, and the Company believes that it has reasonably relied upon the Ashborne Certifications which certify that Ashborne was not acquiring the securities for the account or benefit of a U.S. person.

SEC Comment No. 4

Form 10-Q for the Fiscal Quarter Ended August 31, 2009

Unregistered Sales of Equity Securities and Use of Proceeds, Page 39

4. Please revise the disclosure to provide all of the information required by Part II, Item 2 of Form 10-Q and Item 701 of Regulation S-K. For example, as to all unregistered sales of equity securities during the period covered by the report, disclose the dates of sales; the title and amount of securities sold; the name of principal underwriters, if any; the persons to whom the securities were sold; the consideration received; the exemptions from registration claimed; and the factual basis for the exemptions. We may have further comments after reviewing your response.

Company Response to SEC Comment No. 4

4. The Company disclosed the unregistered sale of June 16, 2009 in a Current Report on Form 8-K, filed on October 6, 2009 (the "October 6 Form 8-K"), and in such disclosure the Company believes that it has furnished all of the information requested in SEC Comment No. 4.

Part II, Item 2 of Form 10-Q provides that "If the Item 701 information previously has been included in a Current Report on Form 8-K (17 CFR 249.308), however, it need not be furnished" in Part II, Item 2 of Form 10-Q.

Since the Company disclosed the unregistered sale of June 16, 2009 and the Item 701 information relating to same in the October 6 Form 8-K, the Company excluded such information from its Form 10-Q for the quarterly period ended August 31, 2009 (filed October 15, 2009), as permitted by the provision set forth in the preceding paragraph. The October 6 Form 8-K was filed in October (approximately four months after the sale) because the Company's obligation to file had not yet been triggered under Item 3.02(b) of Form 8-K until that time.

On that basis, the Company would respectfully submit that no revisions or amendments to the Company's Form 10-Q for the quarterly period ended August 31, 2009 should be necessary under the applicable rules.

The Company hereby acknowledges that: i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing, ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect

to the filing, and iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me to discuss the Company's responses herein, or any other matters that you would like to address.

Very truly yours,

Garry L. Anselmo,
Chief Executive Officer

EXHIBIT A

REGULATION S CERTIFICATIONS

1. Ashborne Finance Ltd. ("Ashborne") hereby certifies to the Company that Ashborne is not a U.S. Person, as defined by Rule 902(k) of Regulation S of the Securities Act, and is not acquiring the Shares for the account or benefit of a U.S. Person. Ashborne acknowledges and understands that a "U.S. Person" is defined by Regulation S of the Securities Act as:

(a) *any natural person resident in the United States;*

(b) *any partnership or corporation organized or incorporated under the laws of the United States;*

(c) *any estate of which any executor or administrator is a U.S. person;*

(d) *any trust of which any trustee is a U.S. person;*

(e) *any agency or branch of a foreign entity located in the United States;*

(f) *any non-discretionary account or similar account (other than an estate or trust) held by a dealer or other fiduciary for the benefit or account of a U.S. person;*

(g) *any discretionary account or similar account (other than an estate or trust) held by a dealer or other fiduciary organized, incorporated, or (if an individual) resident in the United States; and*

(h) *any partnership or corporation if:*

(i) *organized or incorporated under the laws of any foreign jurisdiction; and*

(ii) *formed by a U.S. person principally for the purpose of investing in securities not registered under the Securities Act, unless it is organized or incorporated, and owned, by accredited investors (as defined in Rule 501(a) of the Securities Act) who are not natural persons, estates or trusts.*

2. Ashborne hereby certifies that: (i) Ashborne was not in the United States at the time the offer to purchase the Shares was received, (ii) Ashborne was not in the United States at the time Ashborne executed this Agreement and purchased the Shares, and (iii) Ashborne is not part of an identifiable group of U.S. citizens situated abroad, such as the U.S. armed forces serving overseas.

3. Ashborne understands and acknowledges that the Shares will be issued to Ashborne in accordance with subsection (b)(3) (Category 3) of Rule 903 of Regulation S of the Securities Act.

4. Ashborne agrees not to engage in hedging transactions with regard to the Shares unless in compliance with the Securities Act.

5. Ashborne understands and agrees that the Company will refuse to register any transfer of the Shares not made: (i) in accordance with the provisions of Regulation S of the Securities Act, (ii) pursuant to registration under the Securities Act, or (iii) pursuant to an available exemption from registration under the Securities Act.

6. Ashborne agrees that any resale of the Shares shall be in accordance with the provisions of Regulation S of the Securities Act, pursuant to registration under the Securities Act, or pursuant to an available exemption from registration under the Securities Act. Ashborne further agrees that Ashborne will provide any notice or confirmation required pursuant to Rule 903(b)(3)(iv) of Regulation S of the Act.

7. Ashborne understands and acknowledges that the Shares are "restricted securities" as defined by Rule 144 of the Securities Act, and that any resale by Ashborne of any of the Shares must be made in accordance with Regulation S of the Securities Act, the registration requirements of the Securities Act, or an available exemption therefrom.

8. Ashborne acknowledges and agrees that all certificates representing the Shares will be endorsed with the legend required by Regulation S of the Securities Act and applicable Canadian securities laws.

ASHBORNE FINANCE LTD.

(X) By: ______________________
Name:
Title:

EXHIBIT B

Tishbi, John

From: Garry Anselmo [ganselmo@silverado.com]

Sent: Tuesday, December 22, 2009 4:58 PM

To: Tishbi, John

Cc: Amanda Fung

Subject: FW. Clarification

From: Yosef Manela [mailto:ymanela@gmail.com]
Sent: Wednesday, December 16, 2009 2:37 PM
To: jackbodenstein@gmail.com; Garry Anselmo
Subject: Clarification

Gary,

The purpose of this email is to clarify my affiliation and representation of Ashborn Finance LTD. I am one of their US attorneys empowered at times to act as their agent for specific actions. I have never been, am not, not ever expect to be affiliated with them as an owner, officer, shareholder, or director.

Thanks,

Yosef Y. Manela, Esq. CPA /ABV /CFF
California Professional Law & Accountancy Corporations
5455 Wilshire Blvd.
21st Floor - Suite 2123
Los Angeles, CA 90036
323-782-0818 fax 323-782-0828
Check out our new website at www.ymanelacpa.com
Or, email me at *ymanela@gmail.com*

IMPORTANT LEGAL AND CIRCULAR 230 DISCLAIMER: This e-mail message and the attachments herein are not intended to be relied upon and, without limitation on the foregoing, shall not create, waive or modify any right, obligation or liability, or be construed to contain or be an electronic signature, to constitute a notice, approval, waiver or election, or to form, modify, amend or terminate any contract. To ensure compliance with requirements imposed by the IRS, we inform you that any U.S. federal tax advice contained in this communication (including any attachments) is not intended or written to be used, and cannot be used, for the purpose of (i) avoiding penalties under the Internal Revenue Code or (ii) promoting, marketing or recommending to another party any transaction or matter addressed herein The information contained in this message may be material that is confidential, privileged and/or attorney work product and is intended only for the named addressee(s). If the reader of this message is not the intended recipient (or the individual responsible for the delivery of this message to an intended recipient), please be advised that any re-use, dissemination, distribution or copying of this message is prohibited. If you have received this message in error, please reply to the sender that you have received the message in error and then delete it. Thank you

EXHIBIT C

NUMBER
C 4385

SHARES
*25000000

INCORPORATED IN THE PROVINCE OF BRITISH COLUMBIA

TRANSFER RESTRICTION LEGEND ON REVERSE

000043[illegible]C

Silverado Gold Mines Ltd.

827906207

CUSIP 82790б 20 7

THIS CERTIFIES THAT ASHBORNE FINANCE LTD
STOCKERSTRASSE 50
ZURICH 8027
SWITZERLAND

is the registered holder of

*****25000000*****
******25000000****
*******25000000***
********25000000**
*********25000000*

FULLY PAID AND NON-ASSESSABLE COMMON SHARES WITHOUT PAR VALUE

in the Capital of the above named Company subject to the Memorandum and Articles of the Company transferable on the books of the Company by the registered holder in person or by Attorney duly authorized in writing upon surrender of this certificate properly endorsed.

This certificate is not valid unless countersigned by the Transfer Agent and Registrar of the Company.

IN WITNESS WHEREOF the Company has caused this certificate to be signed on its behalf by the facsimile signatures of its duly authorized officers and to be sealed with its Common Seal at Vancouver, British Columbia.

President

Secretary

SILVERADO GOLD MINES LTD.
SEAL

DATED 06-MAY-2009

COUNTERSIGNED AND REGISTERED
COMPUTERSHARE TRUST COMPANY OF CANADA VANCOUVER
TRANSFER AGENT AND REGISTRAR

BY ____________________
AUTHORIZED OFFICER

The Shares represented by this certificate are transferable at the offices of Computershare Trust Company of Canada, Vancouver, B.C.

THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), AND HAVE BEEN ISSUED IN RELIANCE UPON AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE ACT PROVIDED BY REGULATION S PROMULGATED UNDER THE ACT. SUCH SECURITIES MAY NOT BE REOFFERED FOR SALE OR RESOLD OR OTHERWISE TRANSFERRED EXCEPT IN ACCORDANCE WITH THE PROVISIONS OF REGULATION S, PURSUANT TO AN EFFECTIVE REGISTRATION UNDER THE ACT, OR PURSUANT TO AN AVAILABLE EXEMPTION FROM REGISTRATION UNDER THE ACT. HEDGING TRANSACTIONS INVOLVING THE SECURITIES MAY NOT BE CONDUCTED UNLESS IN COMPLIANCE WITH THE ACT.

FOR VALUE RECEIVED the undersigned hereby sells, assigns and transfers unto

PLEASE INSERT SOCIAL INSURANCE NUMBER OF TRANSFEREE

[ ][ ][ ]-[ ][ ][ ]-[ ][ ][ ]

____

(Name and address of transferee)

____

____ shares registered in the name of the undersigned on the books of the Company named on the face of this certificate and represented hereby, and irrevocably constitutes and appoints

____ the attorney of the undersigned to transfer the said shares on the register of transfers and books of the Company with full power of substitution hereunder.

DATED:

____________________	____________________
(Signature of Witness)	(Signature of Shareholder)

NOTICE: The signature of this assignment must correspond with the name as written upon the face of the certificate, in every particular, without alteration or enlargement, or any change whatsoever, and must be guaranteed by a chartered bank or an eligible guarantor institution with membership in an approved signature guarantee medallion program.

Signature Guaranteed By:

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE SEPTEMBER 6, 2009.

NUMBER
C 4386

INCORPORATED IN THE PROVINCE OF BRITISH COLUMBIA

TRANSFER RESTRICTION
LEGEND ON REVERSE

SHARES

000043[illegible]C

Silverado Gold Mines Ltd.

827906207
CUSIP 82790b 20 7

THIS CERTIFIES THAT ASHBORNE FINANCE LTD
STOCKERSTRASSE 50
ZURICH 8027
SWITZERLAND

is the registered holder of

*****25000000*****
******25000000****
*******25000000***
********25000000**
*********25000000*

FULLY PAID AND NON-ASSESSABLE COMMON SHARES WITHOUT PAR VALUE

in the Capital of the above named Company subject to the Memorandum and Articles of the Company transferable on the books of the Company by the registered holder in person or by Attorney duly authorized in writing upon surrender of this certificate property endorsed.

This certificate is not valid unless countersigned by the Transfer Agent and Registrar of the Company.

IN WITNESS WHEREOF the Company has caused this certificate to be signed on its behalf by the facsimile signatures of its duly authorized officers and to be sealed with its Common Seal at Vancouver, British Columbia.

President

Secretary

SILVERADO GOLD MINES LTD. SEAL

DATED 06-MAY-2009

COUNTERSIGNED AND REGISTERED
COMPUTERSHARE TRUST COMPANY OF CANADA VANCOUVER
TRANSFER AGENT AND REGISTRAR

BY

AUTHORIZED OFFICER

The Shares represented by this certificate are transferable at the offices of Computershare Trust Company of Canada, Vancouver, B.C.

THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), AND HAVE BEEN ISSUED IN RELIANCE UPON AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE ACT PROVIDED BY REGULATION S PROMULGATED UNDER THE ACT. SUCH SECURITIES MAY NOT BE REOFFERED FOR SALE OR RESOLD OR OTHERWISE TRANSFERRED EXCEPT IN ACCORDANCE WITH THE PROVISIONS OF REGULATION S, PURSUANT TO AN EFFECTIVE REGISTRATION UNDER THE ACT, OR PURSUANT TO AN AVAILABLE EXEMPTION FROM REGISTRATION UNDER THE ACT. HEDGING TRANSACTIONS INVOLVING THE SECURITIES MAY NOT BE CONDUCTED UNLESS IN COMPLIANCE WITH THE ACT

FOR VALUE RECEIVED the undersigned hereby sells, assigns and transfers unto

PLEASE INSERT SOCIAL INSURANCE NUMBER OF TRANSFEREE

[ ][ ][ ]-[ ][ ][ ]-[ ][ ][ ]

____
(Name and address of transferee)

____

____ shares registered in the name of the undersigned on the books of the Company named on the face of this certificate and represented hereby, and irrevocably constitutes and appoints

____ the attorney of the undersigned to transfer the said shares on the register of transfers and books of the Company with full power of substitution hereunder.

DATED:

______________________ (Signature of Witness)

______________________ (Signature of Shareholder)

NOTICE: The signature of this assignment must correspond with the name as written upon the face of the certificate, in every particular, without alteration or enlargement, or any change whatsoever, and must be guaranteed by a chartered bank or an eligible guarantor institution with membership in an approved signature guarantee medallion program.

Signature Guaranteed By:

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE SEPTEMBER 6, 2009.

NUMBER

C 4387

INCORPORATED IN THE PROVINCE OF BRITISH COLUMBIA

TRANSFER RESTRICTION LEGEND ON REVERSE

SHARES

*25000...

00004387C

Silverado Gold Mines Ltd.

827906207

CUSIP 827906 20 7

THIS CERTIFIES THAT ASHBORNE FINANCE LTD
STOCKERSTRASSE 50
ZURICH 8027
SWITZERLAND

is the registered holder of

*****25000000*****
******25000000****
*******25000000***
********25000000**
*********25000000*

FULLY PAID AND NON-ASSESSABLE COMMON SHARES WITHOUT PAR VALUE

in the Capital of the above named Company subject to the Memorandum and Articles of the Company transferable on the books of the Company by the registered holder in person or by Attorney duly authorized in writing upon surrender of this certificate properly endorsed.

This certificate is not valid unless countersigned by the Transfer Agent and Registrar of the Company.

IN WITNESS WHEREOF the Company has caused this certificate to be signed on its behalf by the facsimile signatures of its duly authorized officers and to be sealed with its Common Seal at Vancouver, British Columbia.

President

Secretary

SILVERADO GOLD MINES LTD. SEAL

DATED 06-MAY-2009

COUNTERSIGNED AND REGISTERED
COMPUTERSHARE TRUST COMPANY OF CANADA VANCOUVER
TRANSFER AGENT AND REGISTRAR

BY

AUTHORIZED OFFICER

The Shares represented by this certificate are transferable at the offices of Computershare Trust Company of Canada, Vancouver, B.C.

THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), AND HAVE BEEN ISSUED IN RELIANCE UPON AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE ACT PROVIDED BY REGULATION S PROMULGATED UNDER THE ACT. SUCH SECURITIES MAY NOT BE REOFFERED FOR SALE OR RESOLD OR OTHERWISE TRANSFERRED EXCEPT IN ACCORDANCE WITH THE PROVISIONS OF REGULATION S, PURSUANT TO AN EFFECTIVE REGISTRATION UNDER THE ACT, OR PURSUANT TO AN AVAILABLE EXEMPTION FROM REGISTRATION UNDER THE ACT. HEDGING TRANSACTIONS INVOLVING THE SECURITIES MAY NOT BE CONDUCTED UNLESS IN COMPLIANCE WITH THE ACT.

FOR VALUE RECEIVED the undersigned hereby sells, assigns and transfers unto

PLEASE INSERT SOCIAL INSURANCE NUMBER OF TRANSFEREE

☐☐☐-☐☐☐-☐☐☐

____
(Name and address of transferee)

____

____ shares

registered in the name of the undersigned on the books of the Company named on the face of this certificate and represented hereby, and irrevocably constitutes and appoints

____ the attorney

of the undersigned to transfer the said shares on the register of transfers and books of the Company with full power of substitution hereunder.

DATED:

______________________ (Signature of Witness) ______________________ (Signature of Shareholder)

NOTICE: The signature of this assignment must correspond with the name as written upon the face of the certificate, in every particular, without alteration or enlargement, or any change whatsoever, and must be guaranteed by a chartered bank or an eligible guarantor institution with membership in an approved signature guarantee medallion program.

Signature Guaranteed By:

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE **SEPTEMBER 6, 2009**.

NUMBER
C 4388

INCORPORATED IN THE PROVINCE OF BRITISH COLUMBIA

TRANSFER RESTRICTION LEGEND ON REVERSE

SHARES

000043

Silverado Gold Mines Ltd.

827906207

CUSIP 827906 20 7

THIS CERTIFIES THAT ASHBORNE FINANCE LTD
STOCKERSTRASSE 50
ZURICH 8027
SWITZERLAND

*****25000000*****
******25000000****
*******25000000***
********25000000**
*********25000000*

is the registered holder of

FULLY PAID AND NON-ASSESSABLE COMMON SHARES WITHOUT PAR VALUE

in the Capital of the above named Company subject to the Memorandum and Articles of the Company transferable on the books of the Company by the registered holder in person or by Attorney duly authorized in writing upon surrender of this certificate properly endorsed.

This certificate is not valid unless countersigned by the Transfer Agent and Registrar of the Company.

IN WITNESS WHEREOF the Company has caused this certificate to be signed on its behalf by the facsimile signatures of its duly authorized officers and to be sealed with its Common Seal at Vancouver, British Columbia.

President

Secretary

SILVERADO GOLD MINES LTD. SEAL

DATED 06-MAY-2009

COUNTERSIGNED AND REGISTERED
COMPUTERSHARE TRUST COMPANY OF CANADA VANCOUVER
TRANSFER AGENT AND REGISTRAR

BY ______________________
AUTHORIZED OFFICER

The Shares represented by this certificate are transferable at the offices of Computershare Trust Company of Canada, Vancouver, B.C.

THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), AND HAVE BEEN ISSUED IN RELIANCE UPON AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE ACT PROVIDED BY REGULATION S PROMULGATED UNDER THE ACT. SUCH SECURITIES MAY NOT BE REOFFERED FOR SALE OR RESOLD OR OTHERWISE TRANSFERRED EXCEPT IN ACCORDANCE WITH THE PROVISIONS OF REGULATION S, PURSUANT TO AN EFFECTIVE REGISTRATION UNDER THE ACT, OR PURSUANT TO AN AVAILABLE EXEMPTION FROM REGISTRATION UNDER THE ACT. HEDGING TRANSACTIONS INVOLVING THE SECURITIES MAY NOT BE CONDUCTED UNLESS IN COMPLIANCE WITH THE ACT.

FOR VALUE RECEIVED the undersigned hereby sells, assigns and transfers unto

PLEASE INSERT SOCIAL INSURANCE NUMBER OF TRANSFEREE

☐☐☐-☐☐☐-☐☐☐

____
(Name and address of transferee)

____

____ shares registered in the name of the undersigned on the books of the Company named on the face of this certificate and represented hereby, and irrevocably constitutes and appoints

____ the attorney of the undersigned to transfer the said shares on the register of transfers and books of the Company with full power of substitution hereunder.

DATED:

______________________ ______________________
(Signature of Witness) (Signature of Shareholder)

NOTICE: The signature of this assignment must correspond with the name as written upon the face of the certificate, in every particular, without alteration or enlargement, or any change whatsoever, and must be guaranteed by a chartered bank or an eligible guarantor institution with membership in an approved signature guarantee medallion program.

Signature Guaranteed By:

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE **SEPTEMBER 6, 2009**.

NUMBER

C 4389

INCORPORATED IN THE PROVINCE OF BRITISH COLUMBIA

TRANSFER RESTRICTION LEGEND ON REVERSE

000043[illegible]C

Silverado Gold Mines Ltd.

827906207

CUSIP 82790b 20 7

THIS CERTIFIES THAT ASHBORNE FINANCE LTD
STOCKERSTRASSE 50
ZURICH 8027
SWITZERLAND

is the registered holder of

*****25000000*****
******25000000****
*******25000000***
********25000000**
*********25000000*

FULLY PAID AND NON-ASSESSABLE COMMON SHARES WITHOUT PAR VALUE

In the Capital of the above named Company subject to the Memorandum and Articles of the Company transferable on the books of the Company by the registered holder in person or by Attorney duly authorized in writing upon surrender of this certificate properly endorsed.

This certificate is not valid unless countersigned by the Transfer Agent and Registrar of the Company.

IN WITNESS WHEREOF the Company has caused this certificate to be signed on its behalf by the facsimile signatures of its duly authorized officers and to be sealed with its Common Seal at Vancouver, British Columbia.

President

Secretary

SILVERADO GOLD MINES LTD. SEAL

DATED 06-MAY-2009

COUNTERSIGNED AND REGISTERED
COMPUTERSHARE TRUST COMPANY OF CANADA VANCOUVER
TRANSFER AGENT AND REGISTRAR

BY ____________
AUTHORIZED OFFICER

The Shares represented by this certificate are transferable at the offices of Computershare Trust Company of Canada, Vancouver, B.C

THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), AND HAVE BEEN ISSUED IN RELIANCE UPON AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE ACT PROVIDED BY REGULATION S PROMULGATED UNDER THE ACT. SUCH SECURITIES MAY NOT BE REOFFERED FOR SALE OR RESOLD OR OTHERWISE TRANSFERRED EXCEPT IN ACCORDANCE WITH THE PROVISIONS OF REGULATION S, PURSUANT TO AN EFFECTIVE REGISTRATION UNDER THE ACT, OR PURSUANT TO AN AVAILABLE EXEMPTION FROM REGISTRATION UNDER THE ACT. HEDGING TRANSACTIONS INVOLVING THE SECURITIES MAY NOT BE CONDUCTED UNLESS IN COMPLIANCE WITH THE ACT.

FOR VALUE RECEIVED the undersigned hereby sells, assigns and transfers unto

PLEASE INSERT SOCIAL INSURANCE NUMBER OF TRANSFEREE

[ ][ ][ ] - [ ][ ][ ] - [ ][ ][ ]

____
(Name and address of transferee)

____

____ shares registered in the name of the undersigned on the books of the Company named on the face of this certificate and represented hereby, and irrevocably constitutes and appoints

____ the attorney of the undersigned to transfer the said shares on the register of transfers and books of the Company with full power of substitution hereunder.

DATED:

______________________ ______________________
(Signature of Witness) (Signature of Shareholder)

NOTICE: The signature of this assignment must correspond with the name as written upon the face of the certificate, in every particular, without alteration or enlargement, or any change whatsoever, and must be guaranteed by a chartered bank or an eligible guarantor institution with membership in an approved signature guarantee medallion program.

Signature Guaranteed By:

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE **SEPTEMBER 6, 2009**.

EXHIBIT D

NUMBER
C 4394

INCORPORATED IN THE PROVINCE OF BRITISH COLUMBIA

TRANSFER RESTRICTION LEGEND ON REVERSE

SHARES

00004 94C

Silverado Gold Mines Ltd.

827906207

CUSIP 827906 20 7

THIS CERTIFIES THAT ASHBORNE FINANCE LTD
STOCKERSTRASSE 50
ZURICH 8027
SWITZERLAND

is the registered holder of

******9500000*****
*******9500000****
********9500000***
*********9500000**
**********9500000*

FULLY PAID AND NON-ASSESSABLE COMMON SHARES WITHOUT PAR VALUE

In the Capital of the above named Company subject to the Memorandum and Articles of the Company transferable on the books of the Company by the registered holder in person or by Attorney duly authorized in writing upon surrender of this certificate properly endorsed.

This certificate is not valid unless countersigned by the Transfer Agent and Registrar of the Company.

IN WITNESS WHEREOF the Company has caused this certificate to be signed on its behalf by the facsimile signatures of its duly authorized officers and to be sealed with its Common Seal at Vancouver, British Columbia.

President

Secretary

SILVERADO GOLD MINES LTD. SEAL

DATED 16-JUN-2009

COUNTERSIGNED AND REGISTERED
COMPUTERSHARE TRUST COMPANY OF CANADA VANCOUVER
TRANSFER AGENT AND REGISTRAR

BY ____________________
AUTHORIZED OFFICER

The Shares represented by this certificate are transferable at the offices of Computershare Trust Company of Canada, Vancouver, B.C.

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE 17 OCTOBER 2009.

THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), AND HAVE BEEN ISSUED IN RELIANCE UPON AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE ACT PROVIDED BY REGULATION S PROMULGATED UNDER THE ACT. SUCH SECURITIES MAY NOT BE REOFFERED FOR SALE OR RESOLD OR OTHERWISE TRANSFERRED EXCEPT IN ACCORDANCE WITH THE PROVISIONS OF REGULATION S, PURSUANT TO AN EFFECTIVE REGISTRATION UNDER THE ACT, OR PURSUANT TO AN AVAILABLE EXEMPTION FROM REGISTRATION UNDER THE ACT. HEDGING TRANSACTIONS INVOLVING THE SECURITIES MAY NOT BE CONDUCTED UNLESS IN COMPLIANCE WITH THE ACT.

FOR VALUE RECEIVED the undersigned hereby sells, assigns and transfers unto

PLEASE INSERT SOCIAL INSURANCE NUMBER OF TRANSFEREE

[ ][ ][ ]-[ ][ ][ ]-[ ][ ][ ]

____

(Name and address of transferee)

____

____ shares registered in the name of the undersigned on the books of the Company named on the face of this certificate and represented hereby, and irrevocably constitutes and appoints

____ the attorney of the undersigned to transfer the said shares on the register of transfers and books of the Company with full power of substitution hereunder.

DATED:

_______________________	_______________________
(Signature of Witness)	(Signature of Shareholder)

NOTICE: The signature of this assignment must correspond with the name as written upon the face of the certificate, in every particular, without alteration or enlargement, or any change whatsoever, and must be guaranteed by a chartered bank or an eligible guarantor institution with membership in an approved signature guarantee medallion program.

Signature Guaranteed By: